UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61750 / March 22, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13798

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In the Matter of :	
:	
BIOKEY ID, INC., :	
BIONET TECHNOLOGIES, INC., :	
BISCAYNE APPAREL, INC., :	
BIZCOM U.S.A., INC., :	ORDER MAKING FINDINGS AND
BLACKSTOCKS DEVELOPMENT CORP. :	REVOKING REGISTRATIONS BY
(N/K/A SUNBURST HOLDING CORP.), :	DEFAULT
BLUESTONE HOLDING CORP., :	
BRANDT TECHNOLOGIES, INC., :	
BRENDLE'S, INC., :	
BTR REALTY, INC., and :	
BUCKEYE COMMUNICATIONS, INC. :	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 2, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents in a manner that complies with Rule 141 of the Commission's Rules of Practice by March 4, 2010. Respondents had ten days to file an Answer from the date of service. See 17 C.F.R. § 201.220(b); OIP at 4. To date, none of the Respondents has filed an Answer. Accordingly, they are in default for failing to file an Answer to the OIP, or to otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a)(2) and .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

BioKey ID, Inc. (BioKey) (CIK No. 1242388), is a dissolved Florida corporation located in Plantation, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BioKey is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2004, which reported a net loss of $7,800 for the prior six months.

Bionet Technologies, Inc. (Bionet) (CIK No. 799723), is a permanently revoked Nevada corporation located in Juniper, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bionet is delinquent in its periodic filings with the

Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2000, which reported a net loss of $252,097 for the prior three months.

Biscayne Apparel, Inc. (Biscayne) (CIK No. 088706), is a dissolved Florida corporation located in Clinton, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Biscayne is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1998, which reported a net loss of $18,843,000 for the prior twelve months. On February 5, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was terminated on December 13, 2001.

BizCom U.S.A., Inc. (BizCom) (CIK No. 1023997), is a dissolved Florida corporation located in Fort Lauderdale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BizCom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2005, which reported a net loss of $6,423,560 for the prior nine months (official notice pursuant to 17 C.F.R. § 201.323).[1].

Blackstocks Development Corp. (n/k/a Sunburst Holding Corp.) (Blackstocks) (CIK No. 1176135) is a Delaware corporation located in Charlotte, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Blackstocks is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $227,849 for the prior nine months.

Bluestone Holding Corp. (Bluestone) (CIK No. 877050) is a void Delaware corporation located in Montgomery Village, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Bluestone is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $6,598,000 for the prior three months. As of February 22, 2010, the company's stock (symbol BSHC) was traded on the over-the-counter markets.

Brandt Technologies, Inc. (Brandt) (CIK No. 896771), is a dissolved New York corporation located in Windsor, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brandt is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1996, which reported a net loss of $3,684,755 for the prior twelve months.

Brendle's, Inc. (Brendle's) (CIK No. 791851), is a dissolved North Carolina corporation located in Elkin, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Brendle's is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 26, 1996, which reported a net loss of $22,944,000 for the prior nine months. On April 16, 1996, the

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[1] The OIP erroneously states that the net loss for the prior nine months ending March 31, 2005, was $692,267.

company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of North Carolina, and the case was terminated on February 13, 2001.

BTR Realty, Inc. (BTR) (CIK No. 15019), is a merged Maryland corporation located in Linthicum, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BTR is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993 (official notice pursuant to 17 C.F.R. § 201.323).[2]

Buckeye Communications, Inc. (Buckeye) (CIK No. 822822), is a void Delaware corporation located in White Plains, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Buckeye is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 1995, which reported a net loss of $752,295 for the prior three months.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of BioKey ID, Inc., Bionet Technologies, Inc., Biscayne Apparel, Inc., BizCom U.S.A., Inc., Blackstocks Development Corp. (n/k/a Sunburst Holding Corp.), Bluestone Holding Corp., Brandt Technologies, Inc., Brendle's, Inc., BTR Realty, Inc., and Buckeye Communications, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge

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[2] The OIP erroneously states that BTR had not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2003.